UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

                                       OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

    For the transition period from-------------------to----------------------

                          Commission file number 1-8061

                 FREQUENCY ELECTRONICS, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)

                           Frequency Electronics, Inc.
               55 Charles Lindbergh Blvd., Mitchel Field, NY 11553

               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)

        Registrant's telephone number, including area code (516) 794-4500

     Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                   Alan Miller
                             Chief Financial Officer
                           Frequency Electronics, Inc.
                           55 Charles Lindbergh Blvd.
                             Mitchel Field, NY 11553

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

                          YEAR ENDED DECEMBER 31, 2004



                                    CONTENTS


                                                                      Page
a) FINANCIAL STATEMENTS:

     Report of Independent Registered Public Accounting Firm            3

     Statements of Net Assets Available for Benefits                    4

     Statement of Changes in Net Assets Available for Benefits          5

     Notes to Financial Statements                                    6 - 9

     SUPPLEMENTAL SCHEDULE:

     Schedule of Assets (Held at End of Year)                          10

b) EXHIBITS:

     Exhibit 23.1  Consent of Independent Registered Public
                   Accounting Firm                                     11

     Exhibit 99.1  Certification of Chief Executive Officer and
                   Chief Financial Officer                             12

     Exhibit 99.2  Certification by a Trustee of the Plan              13

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         FREQUENCY ELECTRONICS, INC.
                                                  Registrant

                                          By: /s/ Alan L. Miller
                                              ------------------
                                                  Alan L. Miller
                                              Chief Financial Officer
                                                 and Controller

Dated: July 14, 2005




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Frequency Electronics, Inc. 401(k) Savings Plan
                                                   (Name of Plan)

Date: July 14, 2005                By:
                                            /s/Robert Klomp
                                            ---------------------------------
                                            Robert Klomp, Trustee

                                            /s/Markus Hechler
                                            ---------------------------------
                                            Markus Hechler, Trustee

                                            /s/Marvin Meirs
                                            ---------------------------------
                                            Marvin Meirs, Trustee

            Report of Independent Registered Public Accounting Firm


To the Trustees of
Frequency Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Frequency Electronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Holtz Rubenstein Reminick LLP
--------------------------------
Holtz Rubenstein Reminick LLP

July 8, 2005
Melville, New York

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                       December 31,
                                                 2004                 2003
                                                 ----                 ----

ASSETS:
  Cash and Cash Equivalents                 $     77,211        $    48,153
  Investments                                 10,709,641          9,135,044
  Loans Receivable from Participants             356,810            322,332
  Contribution Receivable - Employer              88,235             86,386
                                            ------------        -----------

     Net Assets Available for Benefits      $ 11,231,897        $ 9,591,915
                                            ============        ===========



























                 The accompanying notes are an integral part of
                          these financial statements.

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2004




ADDITIONS:
   Additions to net assets attributed to:
     Investment Income:
       Net appreciation in fair value of investments          $    403,651
       Interest                                                    112,616
       Dividends                                                   160,648
                                                              ------------
                                                                   676,915
     Contributions:
       Participant contributions                                   771,744
       Rollover contributions                                      132,070
       Employer contributions                                      383,108
                                                              ------------
                                                                 1,286,922
Total Additions                                                  1,963,837
                                                              ------------

DEDUCTIONS:
     Deductions from net assets attributed to:
        Benefits paid to participants                              323,855
                                                              ------------

NET INCREASE                                                     1,639,982

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year             9,591,915
                                                              ------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                $ 11,231,897
                                                              ============









                 The accompanying notes are an integral part of
                          these financial statements.

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2004




1.  Plan Description

     The following description of the Frequency Electronics, Inc. (the "Company" or the "Employer") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan, adopted on January 1, 1985, is a defined contribution savings plan qualified under Section 401(k) of the Internal Revenue Code covering employees of the Company who have completed six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions - Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined by the Plan, subject to certain limitations imposed by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified benefit plans. The Company may make matching contributions, as defined by the Plan. Company contributions, if any, may consist of cash or qualifying employer securities. During the year ended December 31, 2004, Company contributions were made in the form of Company stock. The Company contributed 100 percent of the first 3 percent of base compensation that a participant contributed to the Plan, not to exceed a maximum of $2,500. Additionally, the Company contributed $500 on behalf of each eligible participant, regardless of the participant's contribution, if any. The maximum Company contribution is $3,000 per participant.

     Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations of Plan earnings are made to each participant's account based upon participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Participants vest 20 percent after two years of service and 20 percent each year thereafter. A participant is 100 percent vested after six years of credited service.

     Participant loans - Loans are permitted against a participant's contributory account balance. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's contributory account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4 percent to 11 percent. Principal and interest are paid ratably through payroll deductions.

     Payment of benefits - A participant may elect to receive the value of the vested interest in his or her account upon termination of service due to death, disability or retirement. An employee who became a participant on or after January 1, 1998, will generally receive their benefit as a lump-sum distribution. An employee who became a participant prior to January 1, 1998, will generally receive their benefit, unless otherwise elected, as a Qualified Joint and Survivor Annuity, if the participant is married, or as a life annuity, if unmarried. Participants who elect not to receive the annuity form of payment, may elect to receive a lump-sum distribution or a distribution in substantially equal monthly, quarterly, semi-annual or annual installments (over a term that does not extend beyond the participant's or designated beneficiary's actuarial life expectancy).

     Forfeited accounts - At December 31, 2004 and 2003, forfeited non-vested accounts, and earnings thereon, totaled approximately $9,100 and $29,800, respectively. These accounts may be used to pay administrative costs of the Plan. Any such accounts not used to pay administrative costs will be reallocated to participants in the same manner as employer contributions. During the year ended December 31, 2004, forfeitures of non-vested accounts totaled approximately $20,400 and accounts totaling approximately $41,600 were reallocated to participants.

     Plan expenses - Expenses associated with administering the Plan are paid by the Company.

2.  Summary of Significant Accounting Polices

     Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment valuation and income recognition - The Plan's investments are stated at fair value based upon quoted market prices, except for the Plan's benefit responsive investment contract with an insurance company, which is valued at contract value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized in the period earned. Dividends are recorded on the ex-dividend date. Gains and losses on the sales of investments are recognized when realized, while unrealized gains and losses are recognized daily based on fluctuations in market value. Realized and unrealized gains and losses are netted in the financial statements.

     Frequency Electronics, Inc. Common Stock Fund - The Frequency Electronics, Inc. Common Stock Fund is a nonparticipant directed fund. All employer matching contributions that were made prior to January 1, 1990 and subsequent to January 1, 2001 are in the form of Frequency Electronics, Inc. common stock. This stock is valued at the last sale price on the American Stock Exchange on the last business day of the year. Frequency Electronics, Inc. common stock approximated $2,150,000 (19%) and $1,780,000 (19%) of total assets at December 31, 2004 and 2003, respectively.

     Information about the significant components of the change in net assets related to the nonparticipant-directed investment during the year ended December 31, 2004 is as follows:

     Balance, January 1, 2004                              $ 1,779,971
     Employer Contributions received during 2004               381,259
     Net Appreciation in Fair Value of Investments              37,498
     Investment Income                                          28,124
     Distributions                                             (77,025)
                                                           -----------
     Balance, December 31, 2004                            $ 2,149,827
                                                           ===========

     Payment of benefits - Benefits are recorded when paid.

3.  Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2004:

   Met Life Stable Value Option - Premier Pooled
   Guaranteed  Investment Contract (GIC) NAV Product;
        263,081 shares                                        $ 2,813,509
   Federated Capital Appreciation Fund; 81,325 shares           2,061,594
   Calvert Income Fund; 39,587 shares                             672,981
   American Funds - Growth Fund of America; 36,454 shares         998,100
   Frequency Electronics, Inc. Common Stock; 144,769 shares     2,149,827

     The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2003:

   Met Life Stable Value Option - Premier Pooled
   Guaranteed  Investment Contract (GIC) NAV Product;
        257,849 shares                                        $ 2,670,754
   Federated Capital Appreciation Fund; 81,704 shares           1,950,281
   Calvert Income Fund; 33,365 shares                             569,203
   American Funds - Growth Fund of America; 35,248 shares         864,974
   Frequency Electronics, Inc. Common Stock; 122,757 shares     1,779,971


4.  Investment Contract with Insurance Company

     The Plan has entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company ("Met Life") referred to as the Met Life Stable Value Option. Met Life maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Met Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 3.25%. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The interest rate is reviewed on a quarterly basis for resetting. The crediting interest rate at December 31, 2004 was 3.25%.

5.  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated January 29, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

6.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.  Parties in Interest/Related Party Transactions

     The Plan's investments include shares of common stock issued by the Plan Sponsor, Frequency Electronics, Inc. This stock is valued at the last sale price on the American Stock Exchange on the last business day of the year. Investment in Frequency Electronics, Inc. common stock is permitted under the provisions of the Plan.

     The Plan has entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company ("Met Life"). Met Life is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Such transactions are permitted under the provisions of the Plan.

     During the year ended December 31, 2004, the three trustees were also members of the Plan.

8.  Cash Dividend

     During calendar year 2004, the Board of Directors of Frequency Electronics, Inc. declared a cash dividend of $.10 (ten cents) per share payable June 1 and December 1. This dividend aggregated approximately $28,100 in 2004.

9.  Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                           FREQUENCY ELECTRONICS, INC.

                               401(k) SAVINGS PLAN

             SCHEDULE H, LINE 4i - PN 003; EIN 11-1986657; FORM 5500
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004



 (a)                     (b)                                       (c)                                (d)             (e)
        Identity of issuer, borrower, lessor,                                                                       Current
        or similar party                                 Description of investment                    Cost           Value
------- --------------------------------------- -- ---------------------------------------------  -------------   ----------

  *   Met Life Stable Value Option -             Guaranteed interest account with a
      Premier Pooled GIC NAV Product             crediting interest rate of 3.25% as of
                                                 December 31, 2004.                               $2,813,509      $2,813,509

      Blackrock Index Equity Fund                Interest in registered investment company.          129,886         145,879

      American Funds - American Balanced         Interest in registered investment company.          440,710         482,116
      Fund

      Federated Capital Appreciation Fund        Interest in registered investment company.        1,743,219       2,061,594

      Calvert Income Fund                        Interest in registered investment company.          675,896         672,981

      Lord Abbett Small Cap Value Fund           Interest in registered investment company.          392,370         464,822

      JPMorgan Mid Cap Value Fund                Interest in registered investment company.           96,144         109,538

      Alger Mid Cap Growth Fund                  Interest in registered investment company.          163,638         188,071

      American Funds - Growth Fund of            Interest in registered investment company.          806,744         998,100
      America Fund

      Oppenheimer Global Fund                    Interest in registered investment company.          253,027         316,206

      Oppenheimer Developing Markets Fund        Interest in registered investment company.           97,376         123,821

      Blackrock Government Income Fund           Interest in registered investment company.           96,491          96,446

      MFS Strategic Value Fund                   Interest in registered investment company.           79,092          86,731

  *   Frequency Electronics, Inc. Common         Common stock of Frequency Electronics, Inc
      Stock                                      Par value $1.00.                                  1,625,833       2,149,827
                                                           ------                                 ----------     -----------
                                                                                                  $9,413,935     $10,709,641
                                                                                                  ==========     ===========

  *   Participant loans                          Loans to plan participants.  Various
                                                 maturity dates through June 2031 with
                                                 interest at prevailing commercial rates
                                                 (4.0% - 11.0%) and secured by the
                                                 participants vested account balance.               $  -            $356,810
                                                                                                    ======          ========

      * Denotes party in interest.

                                                                    Exhibit 23.1




            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement No. 333-40506 on Form S-8 pertaining to the Frequency Electronics, Inc. 401(k) Savings Plan of our report dated July 8, 2005 with respect to the financial statements and supplemental schedule of the Frequency Electronics, Inc. 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2004.



                                            /s/Holtz Rubenstein Reminick LLP
                                            --------------------------------
                                               Holtz Rubenstein Reminick LLP




Melville, New York
July 13, 2005

                                                                    Exhibit 99.1

      CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                         OF FREQUENCY ELECTRONICS, INC.


Each of the undersigned hereby certifies, for the purposes of Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in his capacity as an officer of Frequency Electronics, Inc. that, to his knowledge, the Annual Report for the Frequency Electronics, Inc. 401(k) Savings Plan on Form 11-K for the year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K.


Date: July 14, 2005


By: /s/Martin Bloch
    ---------------
       Martin Bloch
       Chief Executive Officer


Date: July 14, 2005

By: /s/Alan Miller
    ---------------
       Alan Miller
       Chief Financial Officer

                                                                    Exhibit 99.2

  Certification by a Trustee of the Frequency Electronics, Inc. 401(k) Savings
             Plan Pursuant to Section 906 of the Sarbanes-Oxley Act


The Certification below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

In my capacity as a trustee of the Frequency Electronics, Inc. 401(k) Savings Plan, I hereby certify that, to the best of my knowledge, Frequency Electronics, Inc. 401(k) Savings Plan's annual report on Form 11-K for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in such annual report fairly presents, in all material respects, the financial condition and results of operations of the Frequency Electronics, Inc. 401(k) Savings Plan.


/s/ Robert Klomp
--------------------
   Robert Klomp
Trustee, Frequency Electronics, Inc.
401(k) Savings Plan

Dated: July 14, 2005